July 24, 2008
Via EDGAR
Mr. William Thompson
United States Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 6010
100 F Street, N.E.
Washington, DC 20549

Re:	Actiga Corporation
Annual Report on Form 10K for the Period ending 12/31/2007
File No. 000-52323

Dear Mr. Thompson,

On behalf of Actiga Corporation (the “Company”), we are electronically transmitting hereunder a copy of Amendment No. 1 (“Amendment No. 1”) to the Annual Report of the Company on Form 10-K (the “Annual Report”).

This letter is being sent in response to the Staff’s comment to the Annual Report on Form 10-K, filed April 1, 2008. The Staff’s comment is set forth in a letter dated July 21, 2008 from Mr. William Thompson addressed to Albert Cervantes, Chief Financial Officer (the “Staff’s Letter”).

In order to facilitate your review of this submission, we have restated and responded to the comment set forth in the Staff’s Letter.

1.
It does not appear that your management has performed its assessment of internal control over financial reporting as of December 31, 2007. Since you were required to file or filed an annual report for the prior fiscal year, it appears you are required to report on your management’s assessment of internal control over financial reporting.

We respectfully acknowledge the Staff’s comment and amend Item 9A(T) Controls and Procedures to reflect that management has performed its assessment of internal controls over financial reporting as of December 31, 2007 and the results of such assessment.

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosures in the filings.
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing.
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions, please contact the undersigned at (951) 786-9474, ext 235.

Very truly yours,

/s/ Albert Cervantes
Albert Cervantes